FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolution adopted at Banco de Chile’s Extraordinary Shareholder's Meeting held on December 27, 2007, regarding the ongoing merger with Citibank Chile.

Santiago, December 27, 2007

Mr. Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045, and Chapter 18-10 of the Compilation of Regulations of that Superintendency, I do hereby inform you, as essential information regarding this Institution that at the Extraordinary Shareholder’s Meeting held on December 27, decisions relative to the following issues were adopted:

1.- Approval of the merger by absorption of Citibank Chile into Banco de Chile, under the terms set forth in the "Merger Agreement" executed by the parties on December 26, 2007. As a result of the aforesaid merger, Banco de Chile shall acquire all the assets and assume all the liabilities of Citibank Chile, and it shall succeed to all of the assets and all of the liabilities of the latter, thereby merging into the first all the equity and shareholders. The merger was subject to the condition that requires the approval of Citibank Chile’s Extraordinary Shareholder's Meeting.

Additionally, the approval of the "Merger Agreement" between Banco de Chile and Citibank Chile; the "Asset Purchase Agreement and Assumption of Liabilities" of the New York and Miami branches between this Institution and Citibank N.A.; the "Global Connectivity Agreement" and the "License Agreement" between Banco de Chile and Citigroup Inc. and/or Citibank and/or its subsidiaries.

2.- Approval of the conditions established by the Counsel of the Central Bank of Chile at meeting number 1381-01-071220, to effect the merger of Banco de Chile and Citibank Chile.

3. - Approval of the capital increase of Banco de Chile by the amount of Ch$297,324,899,039 which shall be contributed and paid by conveying the ownership of the totality of the assets and liabilities of Citibank Chile, for whose payment the first shall issue 8,443,861,140 registered ordinary no-par “Banco de Chile-S” series shares, which shall be delivered to the shareholders of Citibank Chile, in the proportion of 8,443.86114 shares of Banco de Chile to every Citibank Chile’s share. The share swap shall be carried out in the manner, time and under the conditions to be determined by the Board of Directors of Banco de Chile.
"Banco de Chile-S" shares through the application of Agreements No. 1.167 -03-041209 and No. 1.333 -01-070510, of the Governing Council of the Central Bank of Chile shall not be subject to the Exchange Agreement signed by the Central Bank of Chile and its subsequent modifications, reason why they should not be subject to the swap regime according to former Chapter XXVI title I of the Compendium of Regulations on International Foreign Exchanges.

4. - Agree on the fact that the merger shall become effective as of January 1, 2008, and that the profits of each bank corresponding to the financial year 2007 shall correspond in a separate form to the Shareholders of each financial institutions in the manner and under the conditions determined by the Ordinary Shareholder's Meeting of the merged bank.

5. - Approval of modifications to the Articles of Incorporation of Banco de Chile as proposed by the Board of Directors’.

6. - Approval of a new re-written, coordinated and systemized text of the Articles of Incorporation of the Bank.

Best Regards,

FERNANDO CAÑAS B.
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz Chief Executive Officer